Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 14 August 2018

14 August 2018 National Grid plc ('National Grid' or 'NG') NGG Finance plc Publication of Annual Report and Accounts - Group Company With Listed Debt In June 2018, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority's document viewing facility - the National Storage Mechanism (NSM) - situated at: www.morningstar.co.uk/uk/NSM We confirm that the Annual Report in respect of NGG Finance plc (a NG Group subsidiary company with listed bonds) has been issued to shareholders. In accordance with Listing Rule 17.3.1, we confirm that a copy of the Annual Report for NGG Finance plc has also been submitted to and will shortly be available for public inspection at the NSM. The above document is also available electronically on the NG website at: www.nationalgrid.com Contact: Alice Parker, Assistant Company Secretary (020 7004 3228)

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.10 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director and Group Commercial Property Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.11 15 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay

2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.11 15 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.08.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Finance Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.11 19 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.11 18 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2018.08.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.10 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.11 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.08 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Ceri James Date of notification: 2018.08.10

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $44.6862 40.33684 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.08.01 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.08.06

Publication of Prospectus The following prospectus has been approved by the UK Listing Authority and is available for viewing: Prospectus dated 2 August 2018 (the "Prospectus") for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme To view the full document, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/6765W_1-2018-8-2.pdf A copy of the Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/ For further information, please contact: Kwok Liu Global Capital Markets National Grid plc 1-3 Strand London WC2N 5EH Tel: +44 (0) 20 7004 3367 Fax: +44 (0) 20 7004 3363 Sean Kemp Media Relations National Grid plc Warwick House Warwick Technology Park Gallows Hill Warwick CV34 6DA Tel: +44 (0) 7960 012356 Fax: +44 (0)192665 5633

1 August 2018 National Grid plc (National Grid) Voting Rights and Capital Update National Grid's registered capital as at 31 July 2018 consisted of 3,637,747,827 ordinary shares, of which, 277,696,723 were held as treasury shares; leaving a balance of 3,360,051,104 shares with voting rights. The figure of 3,360,051,104 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Contact: Z Burnell, Company Secretarial Assistant, (0207 004 3227).

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Long Term Performance Plan (‘LTPP’) on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andrew Bonfield 2 Reason for the notification a) Position/status Finance Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award. c) Price(s) and volume(s)

Price(s) Volume(s) NIL 259,508 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4107 GBP 122,398 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23

f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andrew Agg 2 Reason for the notification a) Position/status Interim Finance Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award.

c) Price(s) and volume(s) Price(s) Volume(s) NIL 31,311 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4107 GBP 14,768 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.07.23 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 77,640 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4107 GBP 36,619 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2018.07.23 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name George Mayhew 2 Reason for the notification a) Position/status Corporate Affairs Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 72,755 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4107 GBP 34,315 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 177,297 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Ordinary shares of 12 204/473p each Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4107 GBP 83,623 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 99,691 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Ordinary shares of 12 204/473p each Identification code GB00BDR05C01 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 8.4107 GBP 47,020 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.23 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Dean Seavers 2 Reason for the notification a) Position/status Executive Director, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument American Depository Shares Identification code US 6362744095 b) Nature of the transaction Acquisition of securities in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) NIL 34,541

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.24 f) Place of the transaction Outside a trading venue 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument American Depository Shares Identification code US 6362744095 b) Nature of the transaction Shares sold in respect of statutory deductions in respect of the LTPP 2015 award. c) Price(s) and volume(s) Price(s) Volume(s) 54.936 USD 15,408 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.24 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.31

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.20 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director and Group Commercial Property Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01

b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.47286 14 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.17 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.20 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay

2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.47286 14 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.07.17 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.20 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andrew Bonfield 2 Reason for the notification a) Position/status Finance Director b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.47286 17 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.17 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.20 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated

a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.47286 17 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2018.07.17 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.20 NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification Initial notification /Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument GB00BDR05C01 Identification code b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.47286 17 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.17 f) Place of the transaction London Stock Exchange (XLON) Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.20

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $47.36744 38.05357 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.07.02 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.06

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to awards made under the National Grid Long Term Performance Plan on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR. Name of officer of issuer responsible for making notification: Alice Parker Date of notification: 2018.07.03 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mike Westcott 2 Reason for the notification a) Position/status Group HR Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 118,221

d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Group General Counsel & Company Secretary b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 93,363 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.06.28

f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 398,398 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 186,263 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name George Mayhew 2 Reason for the notification a) Position/status Corporate Affairs Director b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial Ordinary shares of 12 204/473p each instrument, type of instrument Identification code GB00BDR05C01 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 79,170 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2018.06.28

f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Dean Seavers 2 Reason for the notification a) Position/status Executive Director, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 58,786 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status Group Director Corporate Development and National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 34,621 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03

NATIONAL GRID PLC NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial American Depository Shares instrument, type of instrument Identification code US 6362744095 b) Nature of the transaction Acquisition of a conditional award over securities, for nil consideration, under the Long Term Performance Plan. The extent to which the award will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2021 and the shares will be transferred to the participant net of deductions. c) Price(s) and volume(s) Price(s) Volume(s) NIL 29,375 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2018.06.28 f) Place of the transaction Outside a trading venue Name of officer of issuer responsible for making notification: Alice Parker. Date of notification: 2018.07.03